Exhibit (a)(5)(8)

                             Contacts:         Alloy, Inc.:
                                               ------------
                                               Sam Gradess
                                               Chief Financial Officer
                                               212/244-4307

                                               Alloy, Inc. Investor Relations:
                                               -------------------------------
                                               A.J. Goodman
                                               PR21, Inc.
                                               212/299-8888




             ALLOY ANNOUNCES CLOSE OF SUBSEQUENT OFFER PERIOD IN ITS
                         CASH TENDER OFFER FOR DELIA*S
                      AND COMPLETION OF DELIA*S ACQUISITION


NEW YORK, NY - SEPTEMBER 17, 2003 - Alloy, Inc. (Nasdaq:ALOY) today announced the completion of the cash tender offer by Dodger Acquisition Corp., an indirect wholly-owned subsidiary of Alloy, for all of the outstanding Class A common shares of dELiA*s Corp (Nasdaq:DLIA) and that it had completed its acquisition of dELiA*s.

The tender offer's subsequent offer period expired at 5:00 p.m. EDT on September 16, 2003, following Dodger's acquisition in the tender offer of shares of dELiA*s common stock representing not less than 90% of dELiA*s outstanding common stock.

Alloy, through Dodger, accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the offer price of $0.928 net per share, in cash. Based on information provided by American Stock Transfer & Trust Company, the Depositary for the offer, 48,071,684 shares were validly tendered into the offer (including approximately 32,706 shares tendered during the subsequent offering period which are subject to guaranteed delivery). These shares represented approximately 90.17% of dELiA*s outstanding shares as of September 16, 2003. The tender offer was followed by the merger on September 16, 2003 of Dodger Acquisition Corp. with and into dELiA*s pursuant to Delaware's short form merger provisions. As a result of the merger, dELiA*s has become an indirect wholly-owned subsidiary of Alloy.

All shareholders of dELiA*s that did not tender into the offer will shortly receive instructions for surrendering their dELiA*s certificates in exchange for the merger consideration of $0.928 per share, without interest, and outlining the steps that such dELiA*s shareholders must take in order to exercise dissenters' rights pursuant to Delaware law. From and after September 17, 2003, dELiA*s shares will no longer be listed on the Nasdaq National Market.

ABOUT ALLOY

Alloy, Inc. is a media, marketing services and direct marketing company targeting Generation Y, a key demographic segment comprising the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy's convergent media model uses a wide range of media assets to reach more than 25 million Generation Y consumers each month. Through Alloy's 360 Youth media and marketing services unit, marketers can connect with the Generation Y audience through a host of advertising and marketing programs incorporating Alloy's media and marketing assets such as direct mail catalogs, magazines, college and high school newspapers, Web sites, school-based media boards, college guides, and sponsored on- and off-campus events. Alloy generates revenue from its broad reach in the Generation Y community by providing marketers advertising and marketing services through 360 Youth and by selling apparel, accessories, footwear, room furnishings and action sports equipment directly to the youth market through catalogs, Web sites and magazines. For further information regarding Alloy, please visit our Web site (www.alloyinc.com) and click on the "Corporate" tab. Information on 360 Youth's advertising and marketing services can be found at www.360youth.com.

ABOUT DELIA*S

dELiA*s Corp. is a multi-channel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. The company reaches its customers through the dELiA*s catalog, www.dELiAs.cOm and 63 dELiA*s retail stores.

This  announcement  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on current expectations, including statements regarding the timing of the tender offer. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The satisfaction of the other conditions specified in the acquisition agreement between the parties, among others, remains a condition to completing the tender offer and could cause actual results and timing of the tender offer to differ materially from those described in the forward-looking statements.


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